

Mail Stop 7010

October 24, 2006

Via U.S. mail and facsimile

Mr. Richard D. Falcone
President and Chief Executive Officer
Tasker Products Corp.
39 Old Ridgebury Road
Danbury, Connecticut 06810

> **Re: Tasker Capital Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 13, 2006**
> **File No. 333-133549**

Dear Mr. Falcone:

   We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to comment 1 from our letter dated September 22, 2006 and we have the following comments:

   - With respect to your response to comment 49 from our letter dated May 24, 2006, it does not appear that you have revised the third paragraph on page 65 to identify as underwriters the two selling stockholders you have identified in your response as broker-dealers, Harbourview Investments and Provco Ventures Group. Please revise accordingly.

   - With respect to your response to comment 29 from our letter dated July 24, 2006, it appears that you have identified two selling stockholders as broker-dealers. These two selling stockholders should be identified as underwriters in your prospectus. Please revise accordingly.

Critical Accounting Policies and Estimates, page 19

2. We note your response to prior comments 4 and 5 of our letter dated September 22, 2006. Please amend your filings to address the following:

- On page 21, you state that the market capitalization exceeded the carrying value by $15.0 million at December 31, 2005. However, based on your disclosure that the market capitalization was $65 million and the carrying value was $65.5 million, it appears that at December 31, 2005, your market capitalization approximated your carrying value. Please revise.

- On page 22, please revise your disclosures to clarify that the sensitivity analysis represents a +/- 5% change *per projected year* in earnings before taxes.

- Please also include on page 22 a sensitivity analysis showing the effect of a 1% change in the terminal growth rate.

Liquidity and Capital Resources, page 35

3. We have reviewed your response to our prior comment 9 of our letter dated September 22, 2006. We note that (1) your net cash used in operating activities is approximately $5.2 million for the six months ended June 30, 2006 and (2) you have forecasted your expenses to continue to grow for the remaining six months of 2006 and 2007, based on your forecasts provided to us. As such, please revise your disclosures to explain the basis for your assumptions underlying your determination that you will only need approximately $3 to 5 million to support your operations and meet your obligations over the next twelve months.

12. Acquisition of pHarlo Assets, page F-30

4. We note that one of the factors that gave rise to the recognition of goodwill on the acquisition of pHarlo was the right of first refusal you obtained to purchase any other utility patent applications that may be developed by Phitex based on the pHarlo technology. Please explain, in detail, how you determined that this contractual right represents goodwill, rather than an intangible asset, based on paragraph 39 of SFAS 141. Please also provide us with the significant terms of the right of first refusal, including any limitations such as an expiration date.

Unaudited Pro Forma Combined Condensed Statement of Operations, page F-69

5. We have reviewed your pro forma disclosures in response to our prior comment 2
    of our letter dated September 22, 2006 and note the following:

    *   Revise the date of the selling companies column to June 30, 2006.

    *   It appears that pro forma adjustment note (a) relates to adjustment (b) and vice
        versa. Please revise.

                        *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his
absence, Nili Shah, Accounting Branch Chief, at (202) 551-3255 if you have questions
regarding comments on the financial statements and related matters. Please contact
Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned
at (202) 551- 3767 with any questions.

                                                        Sincerely,

                                                        Jennifer Hardy
                                                        Legal Branch Chief